EXHIBIT 99.1

Naturkraft Builds Norway's First Gas Power Plant

OSLO, Norway, June 24, 2005 (PRIMEZONE) -- The board of Naturkraft AS has decided to realize the construction of Norway's first commercial onshore gas-fired power plant at Karstoe in Rogaland, western Norway.

Naturkraft is owned by Norwegian energy and aluminium group Norsk Hydro ASA and utility Statkraft AS, each holding a 50 percent stake.

The gas power plant, based on the most advanced technology available, will be the first of its kind in Europe with a filtering system for nitrogen oxides (NOx) emissions. The plant will be constructed for possible later installation of a gas scrubbing facility for carbon dioxide (CO2) emissions, if such technology proves technically and economically feasible.

Total investments for the project are estimated at just more than NOK 2 billion.

The plant is expected to start electricity production in the fall of 2007.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

 Contact   Tor Steinum
 Telephone +47 22532731
 Cellular  +47 95083933
 E-mail    Tor.Steinum@hydro.com